LINCOLN
MINING CORPORATION

350 – 885 Dunsmuir Street
Vancouver BC V6C 1N5
Tel: 604 688 7377 Fax: 604 688 7307

September 1, 2009

Corporate Update

VANCOUVER, BRITISH COLUMBIA - Lincoln Mining Corporation (previously named LPT Capital Ltd.) ("**Lincoln Mining**" or the **"Company"**) (TSXV: LMG) is pleased to announce the appointment of Mr. Emmet McGrath, effective September 1, 2009, as Chief Financial Officer to replace Mr. Herrick Lau, subject to the approval of the applicable regulatory authorities. Mr. Lau has resigned from his position as Chief Financial Officer and the Board would like to thank him for his contributions, particularly for his efforts in assisting the recent business combination transaction with Lincoln Gold.

Mr. Emmet McGrath, a Chartered Accountant, is a respected business advisor with over 30 years of experience in public accounting and private industry. He was a partner with KPMG from 1981 to 2002 and has a strong understanding of regulatory and statutory reporting requirements. Mr. McGrath currently sits on the Board of Directors of a number of organizations including Westminster Savings Credit Union (currently Chair), Selkirk Metals Corp., Bard Ventures Ltd., and Hillsborough Resources Ltd.

The Company also wishes to announce the appointment of Ms. Mary Martin as Corporate Secretary and Ms. Sabrina Jones as Vice President, Corporate Affairs, both subject to the approval of the applicable regulatory authorities.

Ms. Martin is an Office Administrator who has over 25 years of experience. From 2004 to 2006, she was a Contract Administrator for MacDonald Detwiller in Richmond, BC. From 2006 to 2007, she was with Mundoro Mining Inc. and was appointed Corporate Secretary. Since 2007, Ms. Martin has been Corporate Secretary of Lincoln Gold Corp.

Ms. Jones has a Bachelor's degree in Economics and has held various accounting and administrative management positions in both public and private companies. Most recently, she assisted the Procon Group of Companies with their corporate records management. She currently serves as Corporate Secretary for Rainy Mountain Capital Corp.

On behalf of Lincoln Mining Corporation

"Paul Saxton"

Paul Saxton
President & CEO

results of exploration activities, risks inherent in the mineral exploration industry, and other risks detailed herein and from time to time in the filings made by Lincoln Mining with securities regulators. Lincoln Mining expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.